DC

No Act
P.E. 2-21-07

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

07041800

April 11, 2007

F. Mitchell Walker, Jr.
Bass, Berry & Sims PLC
315 Deaderick Street
Suite 2700
Nashville, TN 37238

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 4/11/2007

Re: Gaylord Entertainment Company
Incoming letter dated February 21, 2007

Dear Mr. Walker:

This is in response to your letter dated February 21, 2007 concerning the shareholder proposal submitted to Gaylord Entertainment by Ronald L. DeMoor. We also have received a letter from the proponent dated February 21, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

RECD S.E.C.
APR 2 0 2007
1080

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Ronald L. DeMoor
JC Productions & Entertainment LLC
120 Greenlawn Drive
Lebanon, TN 37087

PROCESSED
APR 3 0 2007
THOMSON
FINANCIAL

BASS, BERRY & SIMS PLC
*Attorneys at Law*
A PROFESSIONAL LIMITED LIABILITY COMPANY

F. Mitchell Walker, Jr.

PHONE: (615) 742-6275
FAX: (615) 742-2775
E-MAIL: mwalker@bassberry.com

315 Deaderick Street, Suite 2700
Nashville, Tennessee 37238
(615) 742-6200

February 21, 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: **Gaylord Entertainment Company – Omission of Shareholder Proposal Pursuant to Rule 14a-8**

Ladies and Gentlemen:

We are writing on behalf of our client, Gaylord Entertainment Company (the "Company"), with regard to eleven shareholder proposals (the "Proposals") submitted by Ronald L. DeMoor in connection with the 2007 annual meeting of the Company's shareholders. A copy of the letter (the "Proposal Letter") from Mr. DeMoor describing the Proposals is attached as Exhibit 1.

On behalf of the Company, we hereby notify you of the Company's intention to omit the Proposals from its proxy statement and proxy for its 2007 annual meeting (the "2007 Proxy Materials") because the Proposal Letter was not received at the Company's principal executive offices prior to the deadline set forth in Rule 14a-8(e)(2) of the Exchange Act.

On behalf of the Company, we hereby file, pursuant to Rule 14a-8(j), six copies of this letter, including the Proposal Letter attached as Exhibit 1. As required by Rule 14a-8(j), we are simultaneously sending a copy of this letter to Mr. DeMoor, with a letter, Exhibit 2 hereto, notifying him of the Company's intent to exclude the Proposals from the 2007 Proxy Materials.

Pursuant to Rule 14a-8(e)(2) and as disclosed in the Company's proxy statement for last year's annual meeting, shareholder proposals were to be received by the Company no later than the close of business on December 4, 2006, in order to be considered for inclusion in the 2007 Proxy Materials.

Although the Proposal Letter is dated October 3, 2006, the Company did not receive a copy of the Proposal Letter at its executive offices until February 9, 2007 (Carter Todd, general counsel of the Company, received an electronic version of the Proposal Letter via e-mail from Mr. DeMoor on February 9, 2007, which was the first time the Company received the Proposal Letter). Because the Proposal Letter was received by the Company on February 9, 2007, more than two (2) months following the December 4, 2006 submission deadline under Rule 14a-

8(e)(2), the Company does not intend to include any of the Proposals set forth in the Proposal Letter in the 2007 Proxy Materials. The Securities and Exchange Commission has concurred in the omission of proposals received following the submission deadline under Rule 14a-8(e)(2). See, e.g., Hewlett-Packard Company (November 27, 2000) and Chevron Corporation (February 10, 1998).

We note that, pursuant to Rule 14a-8(j), because of the late date on which the Company received the Proposal Letter, this letter is being delivered to the Commission within 80 days of the anticipated filing date of the Company's 2007 Proxy Materials.

Because the Proposal Letter was delivered to the Company following the deadline set forth in Rule 14a-8(e)(2), this letter does not address the alternative bases upon which the Company would be permitted to exclude the Proposals, such as the fact that (1) the Proposal Letter did not include the necessary written statements under Rule 14a-8(b)(2), (2) the Proposal Letter included eleven proposals for inclusion in the Proxy Materials, despite the fact that proponents are limited to one proposal per shareholder meeting under Rule 14a-8(c), and (3) the Proposals generally deal with matters "relating to the company's ordinary business operations," which are excludable under Rule 14a-8(i)(7).

In addition to the enclosures detailed at the beginning of the request, the Company has included an extra copy of this letter and would appreciate that copy being date stamped and returned in the pre-addressed stamped envelope provided.

We have also attached as Exhibit 3 for background purposes certain written correspondence among the Company, Mr. DeMoor and the Commission sent during 2006.

If you have any questions or need any additional information with regard to the enclosed or the foregoing, please contact F. Mitchell Walker, Jr. at (615) 742-6275 or Kevin Douglas at (615) 742-7767.

Very truly yours,

Bass, Berry & Sims PLC

Bass, Berry & Sims PLC

cc: Carter R. Todd, Esq.

## Attachment 1

**Proposal Letter**

[see attached]

**Ronald L. DeMoor**

JC Productions & Entertainment LLC
120 Greenlawn Drive Lebanon, TN 37087
P.O. Box 292767 Nashville, TN 37229
E-Mail: jcvoices@aol.com Tel: 615.444.5711 * 615.417.9839

October 3, 2006

Carter R. Todd
Secretary/Councilor
Gaylord Entertainment Corp.
One Gaylord Drive
Nashville, TN 37229

RE: Eleven (11) separate shareholder resolutions for 2007 Annual Meeting

Dear Mr. Todd:

Pursuant to my rights as a (Gaylord) shareholder, and according to applicable U.S. statutes regarding shareholder participation, I am submitting the following eleven (11) separate shareowner resolutions, for inclusion as stockowner proposals, within the Gaylord Proxy Statement, Form DEF 14A, for the next annual meeting, in 2007.

I do not authorize alterations to my proposals, in any way (to) shareowners, and demand each be kept separate and distinct from the others. I am sending a coping of this communication to each Gaylord Director, as well as two separate attorneys working for the Securities & Exchange Commission (Gaylord/SEC file #HO1157915), in Washington DC, so I may be assured all interested parties are well informed of my actions, and the dire need to gain control of Gaylord's massive debt, and continued (annual) losses, and what I feel is unreasonable financial compensation to Gaylord executives, when juxtaposed with the aforementioned Gaylord deficiencies. An article in Business TN magazine, August 2006, page 44, denoted Gaylord's overall financial picture as very dangerous, according to methodology employed by New Constructs LLC, when ranked against the performance of over 3000 companies; the article corroborates SEC reports Gaylord files on a regular basis.

Be pleased to accept the following shareowner proposals:

To Wit:

**Shareowner Proposal #1**

Ronald L. DeMoor, 120 Greenlawn Drive, Lebanon, TN 37087 informs he will present the following proposal at this year's (2007) meeting

> **Resolved:** With the exception of base salaries, suspend all executive stock options, financial rewards and reward incentives until the company reports two consecutive years of net profit.

**Shareowner Proposa #2**

Ronald L. DeMoor, 120 Greenlawn Drive, Lebanon, TN 37087 informs he will present the following proposal at this year's (2007) meeting

> **Resolved:** Cancel all executive automobile, corporate and private aircraft allowances, until the company reports an annual profit.

**Shareowner Proposal #3**

Ronald L. DeMoor, 120 Greenlawn Drive, Lebanon, TN 37087 informs he will present the following proposal at this year's (2007) meeting

> **Resolved:** Sell and/or cancel lease agreements regarding company aircraft, with proceeds allocated to paying down corporate debt.

**Shareowner Proposal #4**

Ronald L. DeMoor, 120 Greenlawn Drive, Lebanon, TN 37087 informs he will present the following proposal at this year's (2007) meeting

> **Resolved:** Sell the Gaylord Springs Golf Course with all proceeds allocated to paying down corporate debt.

**Shareowner Proposal #5**

Ronald L. DeMoor, 120 Greenlawn Drive, Lebanon, TN 37087 informs he will present the following proposal at this year's (2007) meeting

> **Resolved:** Cancel company paid membership in all, if any leisure organizations, not directly associated with the hospitality industry.

**Shareowner Proposal #6**

Ronald L. DeMoor, 120 Greenlawn Drive, Lebanon, TN 37087 informs he will present the following proposal at this year's (2007) meeting

> **Resolved:** Suspend all consultant fees; current executives, and board members should already have the skills and experience to operate the company efficiently, if they are to remain with the company.

**Shareowner Proposal #7**

Ronald L. DeMoor, 120 Greenlawn Drive, Lebanon, TN 37087 informs he will present the following proposal at this year's (2007) meeting

> **Resolved:** Reduce board member salaries 50% from $40 thousand per year to $20 thousand per year, until company shows an annual net profit from operations.

**Shareowner Proposal #8**

Ronald L. DeMoor, 120 Greenlawn Drive, Lebanon, TN 37087 informs he will present the following proposal at this year's (2007) meeting

> **Resolved:** Relocate all executive and management staff to the Gaylord-Opryland Hotel, and sell the Bud Wendell Building and property, with all proceeds allocated to paying down corporate debt.

**Shareowner Proposal #9**

Ronald L. DeMoor, 120 Greenlawn Drive, Lebanon, TN 37087 informs he will present the following proposal at this year's (2007) meeting

> **Resolved:** Review all vice presidents and managers showing a net loss from operations in their respective departments, for (the last) three consecutive years, and permanently reassign them, with no further involvement in their former departments.

**Shareowner Proposal #10**

Ronald L. DeMoor, 120 Greenlawn Drive, Lebanon, TN 37087 informs he will present the following proposal at this year's (2007) meeting

> **Resolved:** Company policy shall adopt a resolution extending and/or maintaining employment specifically to American citizens, and (legally documented) guest workers.

**Shareowner Proposal #11**

Ronald L. DeMoor, 120 Greenlawn Drive, Lebanon, TN 37087 informs he will present the following proposal at this year's (2007) meeting

> **Resolved:** No consummation of a sale of assets, debts, or partnership, of any kind, of/with Gaylord Entertainment, by any individual and/or company involved in the gaming/gambling industry shall be validated until a (prior) vote of shareholders is assessed.

Signed,

Ronald L. DeMoor

## Attachment 2

**Letter to Proponent**

[see attached]

GAYLORD ENTERTAINMENT

Carter R. Todd, *Senior Vice President, General Counsel & Secretary*

February 21, 2007

***Via Certified Mail and Facsimile***

Mr. Ronald L. DeMoor
JC Productions & Entertainment LLC
120 Greenlawn Drive
Lebanon, Tennessee 37087

Re: Shareholder Proposals

Dear Ronald:

Gaylord Entertainment Company (the "Company"), through its legal counsel, is submitting the attached letter dated February 21, 2007 to the Division of Corporation Finance, Securities and Exchange Commission. The letter is in response to the shareholder proposals which you submitted by letter which was received by the Company on February 9, 2007 (notwithstanding the October 3, 2006 date on such letter).

The Company intends to exclude the shareholder proposals submitted by you from its proxy statement and proxy for its 2007 annual meeting of shareholders for the reasons described in the attached letter.

Sincerely,

GAYLORD ENTERTAINMENT COMPANY

Carter R. Todd
Senior Vice President and General Counsel

CRT/ba

Enclosure

Gaylord Entertainment Company
One Gaylord Drive, Nashville, TN 37214
Telephone 615-316-6186 Facsimile 615-316-6544
Email: ctodd@gaylordentertainment.com

# Attachment 3

## 2006 Correspondence

[see attached]

RECEIVED
JUL 25 2006
BY:

Ronald L. DeMoor

P.O. Box 292767 Nashville, TN 37229
E-Mail: jcvoices@aol.com Tel: 615.444.5711 * 615.417.9839

July 24, 2006

Carter Todd
Gaylord Entertainment
One Gaylord Drive
Nashville, TN 37229

Dear Carter:

I truly appreciated the opportunity handed me by Ms. Kerry McGovern, of the (SEC) Securities and Exchange Commission, to rebut your June 20, 2006 letter, calling into question my integrity, surrounding your resistance to cooperate with me, and address (in full) my concerns about Gaylord debt, high executive compensation, in light of continued Gaylord losses, and bleak earnings per share. I am enclosing your letter, and my rebuttal, and ask you, and the board, to (once again) address each of my (10) solutions, designed to avert future Gaylord losses; you will find another copy of the ten suggestions included as well.

By not taking seriously the concerns of a shareholder, namely me, and by not addressing them specifically, you may be in violation of Gaylord's ethical concerns, Form DEF 14A, page 9, filed April 03, 2006. I hereby ask the Audit Committee, and the full board of directors to look into your actions.

I hope we can find amicable solutions to Gaylord's alarming losses; I don't wish to file another complaint with the SEC, and/or an initial complaint with the State of Delaware, against Gaylord, for ignoring each and every point I raise.

Signed,

Ronald L. DeMoor
Gaylord Shareholder

RD/kd



# The Johnny Counterfit® Show

Comedian/Celebrity Impressionist/Country Music Recording Artist
**J.C. Productions & Entertainment P.O. Box 292767 Nashville, TN 37229**
Tel: 615.444.5711 E-Mail: JCVoices@aol.com Web: www.johnnycounterfit.com

July 4, 2006

Ms. Kerry McGovern
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549-0213

RE: SEC Complaint- File H01157915, Ronald L. DeMoor

Dear Ms. McGovern:

I appreciate the opportunity of addressing the June 20, 2006 Gaylord/Carter Todd letter, and due to the number of (his) inaccuracies, please allow me to address them one by one.

1. Mr. Todd, and the Board of Directors did not "allow" me to read my concerns at the annual meeting, instead, I exercised my right as a shareholder to address attendees, and make them aware of my concerns with the company, which I did with respect. I realize it is a common error by publicly traded corporation executives to fantasize their importance above shareholders.
2. The "detailed" letter Mr. Todd sent (me) did not address the specific concerns I have about debt-to-shareholder equity, the large amount of executive compensation, in light of dismal earnings per share of minus .85 for 2005, minus .31 for Q1 2006, and many other points enumerated in a copy I am attaching to this letter, along with a copy of Mr. Todd's letter to me for comparison. Please review, and note I offer solutions to the company's burdensome, and increasing debt, not the least of which is scaling back executive compensation until the company earns a profit based on sales. Incidentally, the reason for sending copies of my concerns to each director was for the purpose of making sure all participants were properly informed.
3. Mr. Todd's attempts to discredit, and or dilute my concerns by suggesting I am upset (as an "aspiring" comedian) with not being invited to participate on their Grand Ole Opry show is curious, especially since my career was begun more than 25 years ago! The fact is, I have not been on the aforementioned program in well over 6.5 years, and I can assure you my livelihood does not rely on a show that pays (about) $200.00 for an appearance.

When one examines the number of times the word "risk" is utilized in the most recent Gaylord reports, juxtaposed with loses, and phenomenal stock price increases, a 90% - 98% institutional stock ownership, massive debt-to-shareholder equity of 69-74, 10 international banks orchestrating Gaylord's debt, huge executive and director compensation (in light of annual loses), quoted analysts with ties to Gaylord and a number of the aforementioned international banks, a mutual fund executive, controlling a large block of Gaylord stock, with a record of being fined by the SEC, it's easy to understand my concerns.

A few weeks ago, I hired two CPA's, licensed in Tennessee, to give me a written evaluation of Gaylord annual, proxy, and 10-Q reports; I will be happy to offer you copies of their findings, when completed.

Please feel free to call on me at anytime, to be of service.

Sincerely,

Ronald L. DeMoor
RD/kd

GAYLORD
ENTERTAINMENT™

CARTER R. TODD
Senior Vice President
General Counsel & Secretary

June 20, 2006

*Via Federal Express*

Ms. Kerry McGovern
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-0213

Re: SEC Complaint – File H01157915, Ronald L. DeMoor a/k/a Johnny Counterfit

Dear Ms. McGovern:

Key Foster of our office received your June 14, 2006 email, and has asked me to respond.

Please know that on June 9, 2006 Gaylord Entertainment did send Mr. DeMoor, a/k/a Johnny Counterfit, a detailed letter responding to his May 26, 2006 letter. Mr. DeMoor's June 12, 2006 email to Gaylord acknowledging receipt of that letter is attached hereto. You should also know that we permitted Mr. DeMoor to read publicly the contents of his May 26, 2006 letter at our May 4, 2006 Annual Meeting of Stockholders. Mr. DeMoor also sent his letter to each member of our Board of Directors.

As for the merits of Mr. DeMoor's letter, the various suggestions that he makes (e.g., selling Company real estate in Nashville, reassigning corporate officers, etc.) are matters that clearly fall within the statutory mandate that the Board of Directors oversee the business and management of the Company. Our management team has produced significant returns for shareholders since that team initially came on board in 2001. The Board of Directors believes that it has implemented a prudent capital structure to develop the Company's new hotel and convention center projects. We believe that the confidence in our Board and management was reflected in the results of voting at our May 2006 Annual Stockholders' Meeting. At that meeting almost 97% of the total voting power of our Company was represented (in person or by proxy), and the lowest amount that any director received for reelection was 98% of the shares represented at the meeting.

Gaylord Entertainment takes very seriously its obligations and responsibilities with respect to the SEC Rules and Regulations, NYSE Listing Standards and best corporate governance practices. In fact, as of June 1, 2006, Gaylord Entertainment's Corporate Governance Quotient

ONE GAYLORD DRIVE
NASHVILLE, TENNESSEE 37214
PHONE (615) 316-6186
FAX (615) 316-6544
EMAIL ctodd@gaylordentertainment.com
www.gaylordentertainment.com

(CGQ) as computed by Institutional Shareholder Services was better than 98% of the Russell 3000 companies and 98.1% of Consumer Services companies.

While we believe that we have been responsive and courteous to Mr. DeMoor, we think it is important to note that he may have other motivations in making his comments. Mr. DeMoor is an aspiring comedian and country music artist known as Johnny Counterfit. As you may be aware, the Company is the owner of the internationally recognized Grand Ole Opry. After dealing with Mr. DeMoor, we believe that the true substance of his complaint with our Company is that we have not invited him to appear on our Grand Ole Opry show in recent years.

If you need any additional information regarding this matter, please do not hesitate to contact me.

Best regards.

Very truly yours,

GAYLORD ENTERTAINMENT COMPANY

Carter R. Todd
Senior Vice President and General Counsel

CRT/ba

Enclosures

Ronald L. DeMoor

P.O. Box 292767 Nashville, TN 37229
E-Mail: jcvoices@aol.com Tel: 615.444.5711 * 615.417.9839

**DeMoor Debt Reduction Plan for Gaylord Entertainment**

(Submitted May 2006)

1. Suspend all executive stock options, financial rewards and reward incentives until the company reports two consecutive years of net profit.

2. Cancel all executive automobile, corporate and private aircraft allowances.

3. Sell and/or cancel lease agreements regarding company aircraft, with proceeds allocated to paying down corporate debt of $600+ million.

4. Sell the Gaylord Springs Golf Course with all proceeds allocated to paying down corporate debt.

5. Cancel company paid membership in all, if any leisure organizations not directly associated with the hospitality industry.

6. Suspend all consultant fees.

7. Reduce board member salaries 50% (from $40 thousand per year to $20 thousand per year.

8. Relocate all executive and management staff to the Gaylord Opryland Hotel, and sell the Bud Wendell Building and property, with all proceeds allocated to paying down corporate debt.

9. Review all vice presidents and managers showing a net loss from operations in their respective departments for three consecutive years and permanently reassign them with no further involvement in their former departments.

10. In order to avoid any future legal problems related to employees, I want a resolution added to Gaylord Bylaws, which restricts employment to legal residents of the United States.

Signed,

Ronald L. DeMoor

-----Original Message-----
**From:** JCVoices@aol.com [mailto:JCVoices@aol.com]
**Sent:** Monday, June 12, 2006 11:39 AM
**To:** Todd, Carter
**Subject:** Re: Response to May 26 letter

Thank you for your courteous letter of June 12; I will respond in due course.

Ronald L. DeMoor

# GAYLORD
ENTERTAINMENT™

CARTER R. TODD
*Senior Vice President*
*General Counsel & Secretary*

June 9, 2006

Mr. Ronald L. DeMoor
The Johnny Counterfit Show
c/o J.C. Productions & Entertainment, LLC
P. O. Box 292767
Nashville, TN 37229

Re: May 26, 2006 Letter to Gaylord Entertainment

Dear Ronald:

Our Board has received your May 26, 2006 letter, and after discussions with certain members of our Board, including our Chairman, I am responding on behalf of the Company. I had hoped that my April 12, 2006 email to you, in which I explained the differences between cash flow and net income for financial statement reporting purposes, would have addressed your concerns. Seeing that is not the case, I will go into greater detail on the nature of our business and try to explain again why Gaylord Entertainment's balance sheet looks the way it does.

As you know, when this management team headed by Colin Reed arrived at Gaylord Entertainment in mid-2001, we set about to divest certain non-core assets and to make Gaylord Hotels into a world-class hospitality brand. We had two large hotel projects (the Gaylord Palms and the Gaylord Texan) underway, but at the time the Company had not secured financing for either project. After the events of September 11, 2001, most banks stopped lending for large real estate projects, but because of our management's long-term credibility with the banking industry and our articulation of our business strategy, we were able to secure financing on favorable terms for both of our large projects. In the process, we incurred about $600 million of debt to develop and construct approximately a billion dollars worth of world-class hospitality assets. This leverage ratio is completely normal in the hospitality/real estate business, and does not appear to concern either our lenders or our other shareholders.

As for our other shareholders, you should know that at the May 4, 2006 Annual Meeting of Stockholders (at which you were given the opportunity to read publicly the contents of your May 26, 2006 letter) almost 97% of the total voting power of our Company was represented, in person or by proxy. This degree of support from shareholders is basically unheard of today.

The lowest amount that any Director received for reelection was 98% of the shares represented at the meeting. Again, such a high level of support for a Board is unprecedented. This support in large measure is driven by the fact that this management team inherited a Company with a stock that was trading in the mid-20's and since that time has streamlined our business, developed Gaylord Hotels into a world-class brand, and seen the stock price climb to the mid-40's.

ONE GAYLORD DRIVE
NASHVILLE, TENNESSEE 37214
PHONE (615) 316-6186
FAX (615) 316-6544
EMAIL ctodd@gaylordentertainment.com
www.gaylordentertainment.com

Your letter also raises concerns with our new $600 million credit facility – but as our CEO said to you and the other stockholders at our May meeting, that credit facility is largely undrawn. As you know, we have that facility in place to finance the construction of the Gaylord National Resort and Convention Center, which many believe will be one of the finest hotels in the country upon completion.

Throughout your letter you reiterate the fact that you believe our Company has losses in each reporting period. However, in my previous email to you, I walked you through the analysis of why your understanding was incorrect, and clearly pointed out to you that Gaylord expects to generate consolidated cash flow (CCF) of $152 to $163 million in calendar year 2006. In fact, since that email we have raised the high side of this guidance to $165 million of cash flow during our May 2, 2006 earnings conference call. The valuation methodology for hospitality companies can be a little confusing to the non-institutional investor. Typically net income is not the benchmark that is used to value a hospitality company – simply because U. S. accounting rules require hotel properties to be depreciated each year (when in fact hotel properties often appreciate). As you can see from our financial statements, Gaylord incurred a depreciation charge of approximately $80 million in 2005. Instead, analysts and large institutional investors typically use CCF or EBITDA (Earnings Before Interest, Depreciation and Amortization) to value companies like Gaylord. They do this because as a hotel's cash flow increases, the overall value of a hotel generally appreciates (rather than depreciates if one were to focus on net income).

I am sorry that you appear to be unhappy with your investment in Gaylord stock, but if it is true that you have held the stock for as long as you say you have, then you should be able to dispose of it for a nice profit. As the turnout at our stockholders' meeting clearly indicates, your sentiments regarding our stock, our management team, and our long-term strategy are not shared by the general investing public.

I hope that this addresses your concerns.

Best regards.

Very truly yours,

GAYLORD ENTERTAINMENT COMPANY

Carter R. Todd
Senior Vice President and General Counsel

CRT/ba



RECEIVED
MAY 30 2006
BY:

# The Johnny Counterfit® Show

Comedian/Celebrity Impressionist/Country Music Recording Artist
J.C. Productions & Entertainment LLC P.O. Box 292767 Nashville, TN 37229
Tel: 615.444.5711 E-Mail: JCVoices@aol.com Web: www.johnnycounterfit.com

May 26, 2006

Mr. Carter R. Todd,
Sr. V.P. and Gen. Councel
Gaylord Entertainment
One Gaylord Drive
Nashville, TN 37214

RE: Gaylord Debt, Losses, and Executive Compensation

Dear Mr. Todd:

Although I make my living as comedian/celebrity impressionist, Johnny Counterfit, the huge amount of debt Gaylord has amassed, in just a few years, is no laughing matter. Between now and the year 2014, Gaylord has debt obligations exceeding $1.175 billion, including $600 million to 10 international banks, two separate senior notes totaling $575 million, current working capital deficit of $6 million, and a debt to equity ratio of 70.74; I cannot think of anything so completely unethical as this amount of debt, juxtaposed with the perpetual annual losses by, and unreasonable compensation to Gaylord executives, and directors. Mathematically speaking, averaging the amount of debt obligation Gaylord has, over the number of years (8) it has, the company will have to have a profit (each year) of $200 million, not counting interest, just to pay it's debt! Because last year saw a loss of $34 million, I have my doubts as to the ability of the company to meet its obligations.

During the last several years, I have noticed a curious pattern of stock purchase volume each time Gaylord stock decreases in value, and I can't help but ponder the possibility of financially involved investment companies, and (Gaylord) analysts, three of which are also employed by Gaylord creditors, attempting to (unethically) maintain the buoyancy of Gaylord stock, despite losses, per share of .85 cents, according to your SEC reports. Normally, volume purchases would not raise an alarm, except for the fact Gaylord is involved in such massive debt, and losses, perhaps the explanation can be found on page 56, of the current Gaylord 10K report, outlining the material, financial covenants, ratios, or tests contained in your $600 million credit facility, to wit,

- we must maintain a consolidated leverage ratio of not greater than (i) 7.00 to 1.00 for calendar quarters ending during calendar year 2007, and (ii) 6.25 to 1.00 for all other calendar quarters ending during the term of the credit facility, which levels are subject to increase to 7.25 to 1.00 and 7.00 to 1.00, respectively, for three (3) consecutive quarters at our option if we make a leverage ratio election.
- we must maintain a consolidated tangible net worth of not less than the sum of $550.0 million, increased on a cumulative basis as of the end of each calendar quarter, commencing with the calendar quarter ending March 31, 2005, by an amount equal to (i) 75% of consolidated net income (to the extent positive) for the calendar quarter then ended, plus (ii) 75% of the proceeds received by us or any of our subsidiaries in connection with any equity issuance.
- we must maintain a minimum consolidated fixed charge coverage ratio of not less than (i) 1.50 to 1.00 for any reporting calendar quarter during which the leverage ratio election is effective; and (ii) 2.00 to 1.00 for all other calendar quarters during the term hereof.
- we must maintain an implied debt service coverage ratio (the ratio of adjusted net operating income to monthly principal and interest that would be required if the outstanding balance were amortized over 25 years at an interest

56

Table of Contents

rate equal to the then current seven year Treasury Note plus 0.25%) of not less than 1.60 to 1.00.

- the Company's investments in entities which are not wholly-owned subsidiaries (other than any such investment in any subsidiary of the Company in existence as of March 10, 2005) may not exceed an amount equal to ten percent (10.0%) of the Company's consolidated total assets.

My ultimate goal is to put Gaylord on a more responsible financial path, which will serve to increase our stock price.

Therefore, as a Gaylord stockholder, I want the company to immediately enact the following 10 steps, which will result in a favorable reaction from financial institutions, stockholders, and rank and file employees throughout the Gaylord Corporation.

DeMoor Debt Reduction Plan for Gaylord Entertainment

1. Suspend all executive stock options, financial rewards and reward incentives until the company reports two consecutive years of net profit.

2. Cancel all executive automobile, corporate and private aircraft allowances.

3. Sell and/or cancel lease agreements regarding company aircraft, with proceeds allocated to paying down corporate debt of $600+ million.

4. Sell the Gaylord Springs Golf Course with all proceeds allocated to paying down corporate debt.

5. Cancel company paid membership in all, if any leisure organizations not directly associated with the hospitality industry.

6. Suspend all consultant fees.

7. Reduce board member salaries 50% (from $40 thousand per year to $20 thousand per year.

8. Relocate all executive and management staff to the Gaylord Opryland Hotel, and sell the Bud Wendell Building and property, with all proceeds allocated to paying down corporate debt.

9. Review all vice presidents and managers showing a net loss from operations in their respective departments for three consecutive years and permanently reassign them with no further involvement in their former departments.

10. In order to avoid any future legal problems related to employees, I want a resolution added to Gaylord Bylaws, which restricts employment to legal residents of the United States.

Signed,

Ronald L. DeMoor

Ronald L. DeMoor

# Ronald L. DeMoor

JC Productions & Entertainment LLC
P.O. Box 292767 Nashville, TN 37229
E-Mail: jcvoices@aol.com Tel: 615.444.5711 * 615.417.9839


February 21, 2007

Ms. Kerry McGovern
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549-0213



RE: SEC File H01157915, Ronald L. DeMoor

Dear Ms. McGovern:

Within this letter, I am including an electronic communication for inclusion in the Gaylord Entertainment file # H01157915, as noted above.

Thank you for your consideration.

Ronald L. DeMoor

TO: Carter Todd
Gaylord Entertainment
CTodd@GaylordEntertainment.com

Carter:
You are very kind to go through all the trouble of submitting a letter, pursuant to Rule 14a-8, just for me, and I thank you for your due diligence.

It is unfortunate you maintain you did not receive my eleven shareholder proposals, due December 6, 2006, yet submitted by me October 3, 2006, for inclusion in the 2007 proxy materials. I'm sure we will visit my proposals again, especially due to what I believe to be Gaylord Entertainment's $79.4 million loss for 2006, and the $109 million restatement concerning ResortQuest; I believe I have these figures correct, and isn't it true the company has sustained annual losses from operations, for (at least) six consecutive years? It concerns me the company continues swimming in red ink, while executives enrich themselves with what I consider excessive rewards.

I feel each of you in the executive branch of Gaylord to be quite astute in managing to somehow lift the stock price of our company, while a titanic size of (increasing) debt and losses threatens the financial stability of Gaylord Entertainment. I have my own theories on how you are able to accomplish this, and will continue to be vigilant, even if it means I am the only one concerned.

I intend to forward a copy of this letter to Ms. McGovern, of the SEC; please feel free to forward a copy to Bass, Berry & Simms.

Ronald L. DeMoor
Gaylord Shareholder

cc: Ms. Kerry McGovern
SEC File # H01157915

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 11, 2007

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Gaylord Entertainment Company
Incoming letter dated February 21, 2007

The proposal relates to compensation, corporate debt, and other specified matters.

There appears to be some basis for your view that Gaylord Entertainment may exclude the proposal under rule 14a-8(e)(2) because Gaylord Entertainment received it after the deadline for submitting proposals. We note in particular your representation that Gaylord Entertainment did not receive the proposal until after this deadline. Accordingly, we will not recommend enforcement action to the Commission if Gaylord Entertainment omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

We note that Gaylord Entertainment did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it filed definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant Gaylord Entertainment's request that the 80-day requirement be waived.

Sincerely,

Ted Yu
Special Counsel

END